Mail Stop 4561
via fax: (651) 767-4940

March 31, 2008

Harry Debes
President and Chief Executive Officer
Lawson Software, Inc.
380 St. Peter Street
St. Paul, MN 55102

> **Re: Lawson Software, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed July 30, 2007**
> **Form 10-Q for Quarter Ended November 30, 2007**
> **Filed January 8, 2008**
> **Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008**
> **File No. 000-51942**

Dear Mr. Debes:

        We have reviewed your response letter dated March 13, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2008.

Form 10-K for Fiscal Year Ended May 31, 2007

Note 4. Business Combinations, page F-23

1.   We note in your response to our prior comment 5 that you will remove references to the third-party valuation firm in future filings. However, as noted in our previous comment, your Form 10-K is currently incorporated by reference in certain of your open 1933 Act registration statements. Please amend your Form

10-K to remove this reference or obtain a consent from the third-party valuation firm and include this consent in your Form 10-K.

Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008

2.   We note in your response to our prior comment 8 your proposed non-GAAP disclosure includes several references to your "core operating business." Explain what you mean by your core operating business. If you intend to use this terminology in your future earnings releases, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your core operating business.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief